SCHEDULE 13G

Amendment No. 8
Finisar Corporation
Common Stock
Cusip #31787A101


Cusip #31787A101
Item 1:	Reporting Person - FMR Corp.
Item 4:	Delaware
Item 5:	52,336
Item 6:	0
Item 7:	40,805,702
Item 8:	0
Item 9:	40,805,702
Item 11:	13.001%
Item 12:	    HC


Cusip #31787A101
Item 1:	Reporting Person - Edward C. Johnson 3d
Item 4:	United States of America
Item 5:	0
Item 6:	0
Item 7:	40,805,702
Item 8:	0
Item 9:	40,805,702
Item 11:	13.001%
Item 12:	IN




	SCHEDULE 13G - TO BE INCLUDED IN
STATEMENTS
	FILED PURSUANT TO RULE 13d-1(b) or 13d-2(b)




Item 1(a).	Name of Issuer:

		Finisar Corporation

Item 1(b).	Name of Issuer's Principal Executive Offices:

		1308 Moffett Park Drive
		Sunnyvale, CA  94089


Item 2(a).	Name of Person Filing:

		FMR Corp.

Item 2(b).	Address or Principal Business Office or, if None,
Residence:

		82 Devonshire Street, Boston,
Massachusetts  02109

Item 2(c).	Citizenship:

		Not applicable

Item 2(d).	Title of Class of Securities:

		Common Stock

Item 2(e).	CUSIP Number:

		31787A101

Item 3.	This statement is filed pursuant to Rule 13d-1(b) or 13d-2(b)
and the person filing, FMR Corp., is a parent holding company in accordance with Section 240.13d-1(b)(ii)(G). (Note: See
Item 7).

Item 4.	Ownership

	(a)	Amount Beneficially Owned:	40,805,702

	(b)	Percent of Class:	13.001%

	(c)	Number of shares as to which such
person has:

	(i)	sole power to vote or to direct
the vote:	52,336

	(ii)	shared power to vote or to
direct the vote:	0

	(iii)	sole power to dispose or to
direct the disposition of:	40,805,702

	(iv)	shared power to dispose or to
direct the disposition of:	0



Item 5.	Ownership of Five Percent or Less of a Class.

	Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another
Person.

	Various persons have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock of Finisar Corporation. The interest of one person, Fidelity Mid Cap Stock Fund, an investment company registered under the Investment
Company Act of 1940, in the Common Stock of Finisar
Corporation, amounted to 20,000,000 shares or 6.372% of the total outstanding Common Stock at May 31, 2007.

Item 7.	Identification and Classification of the Subsidiary Which
Acquired the Security Being Reported on By the Parent
Holding Company.

	See attached Exhibit A.

Item 8.	Identification and Classification of Members of
the Group.

	Not applicable.  See attached Exhibit A.

Item 9.	Notice of Dissolution of Group.

	Not applicable.

Item 10.	Certification.

	By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

Signature

	After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

June 11, 2007
Date

/s/Eric D. Roiter
Signature

Eric D. Roiter
Duly authorized under Power of Attorney
dated December 30, 1997 by and on behalf of FMR Corp. and its direct and indirect subsidiaries



	SCHEDULE 13G - TO BE INCLUDED IN
STATEMENTS
	FILED PURSUANT TO RULE 13d-1(b) or 13d-2(b)



	Pursuant to the instructions in Item 7 of Schedule 13G, Fidelity Management & Research Company ("Fidelity"), 82 Devonshire Street, Boston, Massachusetts 02109, a wholly-owned subsidiary of FMR Corp. and an investment adviser registered under Section 203 of the Investment Advisers Act of 1940, is the beneficial owner of 40,766,116 shares or 12.989% of the Common Stock outstanding of Finisar
Corporation ("the Company") as a result of acting as investment adviser to various investment companies registered under Section 8 of the Investment Company Act of 1940. The number of shares of Common Stock of Finisar Corporation owned by the investment companies at May 31, 2007 included 6,121,457 shares of Common Stock resulting from the assumed conversion of $22,680,000 principal amount of FINISAR CV 2.5% 10/15/10 (269.9055 shares of Common
Stock for each $1,000 principal amount of debenture).

	The ownership of one investment company, Fidelity
Mid Cap Stock Fund, amounted to 20,000,000 shares or
6.372% of the Common Stock outstanding. Fidelity Mid Cap
Stock Fund has its principal business office at 82 Devonshire
Street, Boston, Massachusetts 02109.

	Edward C. Johnson 3d and FMR Corp., through its control of Fidelity, and the funds each has sole power to dispose of the 40,766,116 shares owned by the Funds.

	Members of the family of Edward C. Johnson 3d, Chairman of FMR Corp., are the predominant owners, directly or through trusts, of Series B shares of common stock of FMR Corp., representing 49% of the voting power of FMR Corp.
The Johnson family group and all other Series B shareholders have entered into a shareholders' voting agreement under which all Series B shares will be voted in accordance with the majority vote of Series B shares. Accordingly, through their ownership of voting common stock and the execution of the shareholders' voting agreement, members of the Johnson family may be deemed, under the Investment Company Act of 1940, to form a controlling group with respect to FMR Corp.

	Neither FMR Corp. nor Edward C. Johnson 3d,
Chairman of FMR Corp., has the sole power to vote or direct the voting of the shares owned directly by the Fidelity Funds, which power resides with the Funds' Boards of Trustees. Fidelity carries out the voting of the shares under written guidelines established by the Funds' Boards of Trustees.

	Fidelity Management Trust Company, 82 Devonshire Street, Boston, Massachusetts 02109, a wholly-owned subsidiary of FMR Corp. and a bank as defined in Section 3(a)(6) of the Securities Exchange Act of 1934, is the beneficial owner of 3,786 shares or 0.001% of the Common Stock outstanding of the Company as a result of its serving as investment manager of the institutional account(s). The number of shares of Common Stock of Finisar Corporation owned by the institutional account(s) at May 31, 2007 included 1,867,746 shares of Common Stock resulting from the assumed conversion of $6,920,000 principal amount of FINISAR CV 2.5% 10/15/10 (269.9055 shares of Common
Stock for each $1,000 principal amount of debenture).

	Edward C. Johnson 3d and FMR Corp., through its control of Fidelity Management Trust Company, each has sole dispositive power over 3,786 shares and sole power to vote or to direct the voting of 3,786 shares of Common Stock owned by the institutional account(s) as reported above.

	Pyramis Global Advisors Trust Company ("PGATC"),
53 State Street, Boston, Massachusetts, 02109, an indirect wholly-owned subsidiary of FMR Corp. and a bank as defined in Section 3(a)(6) of the Securities Exchange Act of 1934, is the beneficial owner of 35,800 shares or 0.011% of the outstanding Common Stock of the Finisar Corporation as a result of its serving as investment manager of institutional accounts owning such shares.

	Edward C. Johnson 3d and FMR Corp., through its control of Pyramis Global Advisors Trust Company, each has sole dispositive power over 35,800 shares and sole power to vote or to direct the voting of 35,800 shares of Common Stock owned by the institutional accounts managed by PGATC as reported above.

Fidelity Ventures III "FVIII", 82 Devonshire Street,
Boston, Massachusetts 02109, is the beneficial owner of 3,680 shares or 0.000% of the outstanding common stock of the Company. FVIII is a Delaware limited partnership. The general partner of FVIII is Fidelity Ventures Advisors III limited partnership, a Delaware limited partnership. The general partner of Fidelity Ventures Advisors III is Fidelity Investors Management Corp., a Delaware corporation. The limited partners of FVIII are Fidelity Investors III limited partnership and Fidelity International Limited.

Fidelity Ventures Partners III "FVPIII", 82
Devonshire Street, Boston, Massachusetts 02109, is the beneficial owner of 106 shares or 0.000% of the outstanding common stock of the Company. FVPIII is a Delaware limited partnership. The general partner of FVPIII is Fidelity Ventures Advisors III limited partnership, a Delaware limited partnership. The general partner of Fidelity Ventures Advisors III is Fidelity Investors Management Corp., a Delaware corporation. The limited partners of FVPIII are members of the investment management team of Fidelity Ventures III.


	SCHEDULE 13G - TO BE INCLUDED IN
STATEMENTS
	FILED PURSUANT TO RULE 13d-1(b) or 13d-2(b)
	RULE 13d-1(f)(1)  AGREEMENT

	The undersigned persons, on June 11, 2007, agree and consent to the joint filing on their behalf of this Schedule 13G in connection with their beneficial ownership of the Common
Stock of Finisar Corporation at May 31, 2007.

	FMR Corp.

	By /s/ Eric D. Roiter
	Eric D. Roiter
	Duly authorized under Power of Attorney dated
December 30, 1997, by and on behalf of FMR Corp. and its
direct and indirect subsidiaries

	Edward C. Johnson 3d

	By /s/ Eric D. Roiter
	Eric D. Roiter
	Duly authorized under Power of Attorney dated
December 30, 1997, by and on behalf of Edward C. Johnson
3d

	Fidelity Management & Research Company

	By /s/ Eric D. Roiter
	Eric D. Roiter
	Senior V.P. and General Counsel

	Fidelity Mid Cap Stock Fund

	By /s/ Eric D. Roiter
	Eric D. Roiter
	Secretary